UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PEAK RESORTS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities) 70469L100
(CUSIP Number) Frank S. Vellucci, Esq. Chadbourne & Parke LLP 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 12, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subect of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70469L100	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cap 1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,218,613 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,218,613 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,218,613 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%[1] shares of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of September 12, 2016 as reported in the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on September 12, 2016.

CUSIP No. 70469L100	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard S. Sackler, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
102,595 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
102,595 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,595 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[2]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of September 12, 2016 as reported in the Company's Proxy Statement on Schedule 14A filed with the SEC on September 12, 2016.

CUSIP No. 70469L100	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard and Beth Sackler Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,200 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
26,200 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,200 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[3]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of September 12, 2016 as reported in the Company's Proxy Statement on Schedule 14A filed with the SEC on September 12, 2016.

Item 1.	Security and Issuer.
(a)
This Statement on Schedule 13 D relates to Common Stock, $0.01 par value per share (the "Shares"), of Peak Resorts, Inc., a Missouri Corporation (the "Company" or the "Issuer").  The Company's principal executive offices are located at 17409 Hidden Valley Drive, Wildwood, Missouri 63025.

Item 2.	Identity and Background.
(a)
This statement is filed on behalf of Cap 1 LLC, a Delaware limited liability company ("Cap 1"); Richard S. Sackler, M.D. ("Dr. Sackler"); and the Richard and Beth Sackler Foundation, Inc. (the "Foundation") (collectively, the "Reporting Persons" and each, a "Reporting Person").

(b)	(i) The address of Cap 1 is:
c/o North Bay Associates
14000 Quail Springs Parkway
Suite 2200
Oklahoma City, Oklahoma  73134
Attention: Stephen A. Ives.

(ii) The address of Dr. Sackler is:
One Stamford Forum
201 Tresser Boulevard
Stamford, Connecticut, 06901-3431

(iii) The address of the Foundation is:
17 East 62nd Street
New York, New York 10065

(c)	(i) The principal business of Cap 1 is to make various investments from time to time.
(ii) Dr. Sackler is a medical doctor/entrepreneur.
(iii) The principal business of the Foundation is to make charitable contributions.
(d)	None.
(e)	None.
(f)	(i) Cap 1 is a Delaware limited liability company.
(ii) Dr. Sackler is a United States citizen.
(iii) The Foundation is a Delaware corporation.
Item 3.	Source and Amount of Funds or Other Consideration.

As of September 12, 2016, the Reporting Persons had collectively purchased an aggregate of 1,347,408 Shares over the course of various prior purchases. Each Reporting Person funded such prior purchases out of their available cash on hand.
Item 4.	Purpose of Transaction.
The Shares held by each of the Reporting Persons were acquired in the ordinary course of business for investment purposes.
Cap 1 entered into a Securities Purchase Agreement (the "SPA") with the Issuer on August 22, 2016. Pursuant to the SPA, Cap 1 agreed to purchase from the Issuer and the Issuer agreed to issue and sell to Cap 1, subject to certain conditions precedent, including approval of such issuance and sale by the stockholders of the Issuer, $20 million of Series A Cumulative Convertible Preferred Stock, par value $0.01, per share of the Issuer (the "Preferred Stock"). The Preferred Stock is initially convertible into 3,179,650 Shares. At the closing of the issuance and sale of the Preferred Stock, Cap 1 is entitled to receive from the Issuer three warrants (the "Warrants"), exercisable for twelve years, to purchase (i) 1,538,462 Shares at $6.50 per Share, (ii) 625,000 Shares at $8.00 per Share and (iii) 555,556 Shares at $9.00 per Share, in each case, subject to adjustments. The Preferred Stock and the Warrants are being offered to Cap 1 in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. Pursuant to the SPA, if and so long as Cap 1 beneficially owns, on an as-converted basis, at least 20% of the outstanding  equity securities of the Issuer, subject to satisfaction of reasonable qualification standards and Nominating and Corporate Governance Committee approval of the nominee, Cap 1 has the right, but not the obligation, to nominate a director to the Board of Directors of the Company. If Cap 1 exercises its right to designate a director, it shall do so in compliance with the SPA and all applicable laws and regulations.  At the time of entering into the SPA, Cap 1 entered into a Voting Agreement (as defined and discussed in Item 6 below) with the Issuer and certain management stockholders of the Issuer.  The above transactions are described further in the Issuer's Proxy Statement filed with the SEC on September 12, 2016.  This Schedule 13D is being filed in connection with the transactions set forth in the Proxy Statement.
The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and have discussions with representatives of the Issuer concerning the Issuer's strategy, business and operations.  In addition, the Reporting Persons may engage in communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons in respect of the Issuer's strategy, business and operations.
The Reporting Persons may take a number of actions to maximize the value of their investment, including increasing or decreasing the size of their investment in the Issuer, depending upon numerous factors, including, among other things, the price and availability of securities of the Issuer; subsequent developments affecting the Issuer; the Issuer's business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board of Directors and management of the Issuer; and other factors deemed relevant.  Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.
Except as provided above in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer's Board of Directors, management, capitalization, dividend policy, charter or bylaws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) and (b)
	Shares Beneficially Owned	Percent of Class[4]
1. Cap 1[5]
Sole Voting Power	1,218,613	8.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	1,218,613	8.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	1,218,613	8.7%
2. Dr. Sackler
Sole Voting Power	102,595	0.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	102,595	0.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	102,595	0.7%
3. The Foundation
Sole Voting Power	26,200	0.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	26,200	0.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	26,200	0.2%

4    This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of September 12, 2016 as reported in the Company's Proxy Statement on Schedule 14A filed with the SEC on September 12, 2016.
5    Cap 1 LLC is a Delaware limited liability company wholly owned by Richard S. Sackler, M.D. and Jonathan D. Sackler, as Trustees of the 1974 Irrevocable Trust A FBO BS and RSS.  The beneficiaries of the 1974 Irrevocable Trust A FBO BS and RSS are Beverly Sackler, Richard S. Sackler, M.D. and the issue of Richard S. Sackler, M.D.

(c)	Cap 1 entered into the SPA and Voting Agreement on August 22, 2016. See Item 4 above and Item 6 below.
(d)
Summer Road LLC provides investment management services to the Reporting Persons. In this capacity Summer Road LLC shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of, 1,347,408 Shares, which is the sum of the Shares beneficially owned by the Reporting Persons as described in Items 5(a) and (b).   Summer Road LLC has no pecuniary interest in (and has not funded any purchases of) the Shares beneficially owned by the Reporting Persons.

Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 4 above.
The Issuer and Cap 1 entered into the SPA on August 22, 2016 (see Item 4 above). Concurrently with the execution and delivery of the SPA, and as an inducement to Cap 1 to enter into the SPA, the Company and Timothy D. Boyd, Stephen J. Mueller and Richard K. Deutsch (the "Management Stockholders") entered into a Voting Agreement (the "Voting Agreement"), pursuant to which Cap 1 and the Management Stockholders agreed to vote in favor of the transactions contemplated by the SPA. Subject to the affirmative vote of the Issuer's stockholders pursuant to the Proxy Statement, the Voting Agreement also requires the Management Stockholders to:
•	Vote in favor of the election of Cap 1's nominee to the Board of Directors;
•	Vote against the removal of Cap 1's nominee to the Board unless Cap 1 approves or the nominee no longer satisfies the qualifications set forth in the Stockholders' Agreement;
•	Vote in favor of the removal of Cap 1's nominee to the Board if requested by Cap 1; and
•
Vote in favor of any increase in the authorized Shares necessary to ensure that there are sufficient shares of Common Stock available for issuance upon conversion of the Preferred Stock and exercise of the Warrants.

Cap 1 and the Management Stockholders granted proxies for purposes of ensuring compliance with these voting obligations.  The Voting Agreement will terminate upon the termination of the SPA.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit A.	Joint Filing Agreement, dated as of August 25, 2015, by and among Cap 1 LLC, Richard S. Sackler, M.D. and Richard and Beth Sackler Foundation, Inc.*
Exhibit B.	Power of Attorney, dated as of August 24, 2015, granted by Richard S. Sackler, M.D. in favor of Stephen A. Ives.*
Exhibit C.	Power of Attorney, dated as of August 24, 2015, granted by Richard S. Sackler, M.D., in his capacity as President of Richard and Beth Sackler Foundation, Inc., in favor of Stephen A. Ives. *
Exhibit D.	Securities Purchase Agreement, dated as of August 22, 2016, between Peak Resorts Inc. and Cap 1 LLC.**
Exhibit E.	Voting Agreement, dated as of August 22, 2016, among Peak Resorts Inc., Cap 1 LLC, Timothy D. Boyd, Stephen J. Mueller and Richard K. Deutsch.**

* Incorporated by reference from the Reporting Persons' Schedule 13G related to the Issuer's common stock dated August 25, 2015 and filed with the SEC on August 26, 2015.
** Incorporated by reference from the Issuer's Schedule 14A filed with the SEC on September 12, 2016.

Signatures
After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  September 21, 2016
Cap 1 LLC
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

Richard S. Sackler, M.D.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard S. Sackler, M.D.

Richard and Beth Sackler Foundation, Inc.
By: /s/ Stephen A. Ives
Name:Stephen A. Ives Attorney-in-Fact for Richard and Beth Sackler Foundation, Inc.